VIA EDGAR AND E-MAIL

May 31, 2024

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Corporation

Brookfield Finance Inc.

Brookfield Finance II Inc.

Brookfield Capital Finance LLC

Brookfield Finance II LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) plc

Registration Statements on Form F-10 and F-3

File Nos. 333-279601, 333-279601-01, 333-279601-02, 333-279602, 333-279602-01, 333-279602-02 and 333-279602-03

To Whom It May Concern:

On behalf of Brookfield Corporation, Brookfield Finance Inc., Brookfield Finance II Inc., Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance (Australia) Pty Ltd and Brookfield Finance I (UK) plc (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 and Form F-3 (File Nos. 333-279601, 333-279601-01, 333-279601-02, 333-279602, 333-279602-01, 333-279602-02 and 333-279602-03) (the “Registration Statements”). We hereby request that the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statements effective as of 4:30 p.m., New York time, on June 4, 2024, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047. In addition, it would be appreciated if, as soon as the Registration Statements are declared effective, you would so inform Mr. Bornhorst and then send written confirmation to the addressees listed on the cover of the Registration Statements.

Sincerely,

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD FINANCE INC.

By:	/s/ Patrick Taylor
Name: Patrick Taylor
Title: Vice President

BROOKFIELD FINANCE II INC.

By:	/s/ Patrick Taylor
Name: Patrick Taylor
Title: Vice President

BROOKFIELD CAPITAL FINANCE LLC

By:	/s/ Patrick Taylor
Name: Patrick Taylor
Title: Vice President

BROOKFIELD FINANCE II LLC

By:	/s/ Patrick Taylor
Name: Patrick Taylor
Title: Vice President

BROOKFIELD FINANCE (AUSTRALIA) PTY LTD

By:	/s/ Jonathon Sellar
Name: Jonathon Sellar
Title: Chief Executive Officer and Director

[Signature Page to the Acceleration Request]

BROOKFIELD FINANCE I (UK) PLC

By:	/s/ Connor Teskey
Name: Connor Teskey
Title: Chief Executive Officer and Director

[Signature Page to the Acceleration Request]

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

Brookfield Finance II LLC

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133890, 06133893, 06133895,
06133906, 06133909, 06133914,
06133916

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Finance Inc.

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133893, 06133895,
06133906, 06133909, 06133914,
06133916, 06133890

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Finance II Inc.

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133914, 06133916,
06133890, 06133893, 06133895,
06133906, 06133909

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133895, 06133906, 06133909,
06133914, 06133916, 06133890,
06133893

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133916, 06133890, 06133893,
06133895, 06133906, 06133909,
06133914

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Finance (Australia) Pty Ltd

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

Brookfield Capital Finance LLC

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133906, 06133909,
06133914, 06133916, 06133890,
06133893, 06133895

Ontario	Commission des	22nd Floor	22e étage
Securities	valeurs mobilières	20 Queen Street West	20, rue queen ouest
Commission	de l’Ontario	Toronto ON M5H 3S8	Toronto ON M5H 3S8

RECEIPT

Brookfield Finance I (UK) PLC

Brookfield Finance II Inc.

Brookfield Finance II LLC

Brookfield Corporation (formerly Brookfield Asset Management Inc.)

Brookfield Finance Inc.

Brookfield Capital Finance LLC

Brookfield Finance (Australia) Pty Ltd

This is the receipt of the Ontario Securities Commission for the Shelf Prospectus (NI 44-102) of the above Issuer dated May 31, 2024 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, and Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 31, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance

Filing No.	06133909, 06133914, 06133916,
06133890, 06133893, 06133895,
06133906